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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the following Registration Statements of The Toronto-Dominion Bank:

1.
Form F-3 filed February 21, 2002;

2.
Form F-10 filed December 16, 2002;

3.
Form S-8 filed November 30, 2000;

4.
Form S-8 filed November 5, 2002, as amended on June 4, 2004

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 24, 2004
	By	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President

4th Quarter • 2004 • News Release • Twelve months ended October 31, 2004

TD Bank Financial Group Delivers Strong
2004 Results Through Focused Strategies
and Disciplined Approach To Capital

ANNUAL HIGHLIGHTS

  •
  On a reported basis1, diluted earnings per share for fiscal 2004 were $3.39, compared with $1.51 for fiscal 2003.

  •
  Diluted earnings per share before amortization of intangibles2 for fiscal 2004 were $4.11, compared with $2.26 for fiscal 2003.

  •
  On a reported basis, return on total common equity was 18.5%, compared with 8.7% in fiscal 2003.

  •
  Return on invested capital3 was 18.2%, compared with 10.5% in fiscal 2003.

  •
  Total revenue was $10,826 million, compared with $10,040 million for fiscal 2003.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

  •
  On a reported basis, diluted earnings per share were $.90, compared with $.73 for the fourth quarter last year.

  •
  Diluted earnings per share before amortization of intangibles were $1.04, compared with $.90 for the fourth quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 19.1%, compared with 16.7% for the fourth quarter last year.

  •
  Return on invested capital for the quarter was 17.8%, compared with 16.9% for the fourth quarter last year.

  •
  Reported net income was $612 million for the quarter, compared with $501 million for the fourth quarter last year.

  •
  Net income before amortization of intangibles was $704 million, compared with $613 million for the fourth quarter last year.

The diluted earnings per share figures above include the following:

  •
  a final sectoral provision release of $101 million after tax, (15 cents per share);

  •
  the impact of Accounting Guideline 13 (AcG-13) resulting in a loss of $11 million after tax, ((2) cents per share).

        TORONTO, November 24, 2004 — TD Bank Financial Group (TDBFG) today announced its financial results for the fourth quarter and fiscal year ended October 31, 2004. Results for the quarter and the year reflect broad based earnings contributions across TD Bank Financial Group's three businesses.

        "The fourth quarter capped a strong year for TD Bank Financial Group and confirmed that all three businesses are on strategy and that our strategies are working," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "I am also pleased to report a total return to shareholders this year of 14.8%." Clark noted that the Bank's Tier 1 capital position has improved to 12.6%, up from 10.5% at the end of fiscal 2003.

Fourth Quarter Business Segment Performance

Personal and Commercial Banking

        TD Canada Trust delivered another quarter and year of record performance. This marks the eighth consecutive quarter of double-digit earnings growth. Good volume growth in real estate secured lending, business deposits and insurance, combined with a boost from the Liberty Mutual and Laurentian acquisitions, contributed to solid revenue growth in the fourth quarter. "I am extremely pleased with the continued strong performance of TD Canada Trust. While the pace of earnings growth may not be sustainable over the long term, it doesn't detract from what is truly an outstanding accomplishment," said Clark. "Management and employees have done a great job of delivering strong earnings growth despite an environment marked by prolonged margin compression."

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

3
Return on invested capital is explained in detail on page 4 under "Economic Profit and Return on Invested Capital."

        TD Canada Trust remains focused on investing in the business to enhance customer satisfaction while permanently reducing expenses. As a result, expenses increased in the fourth quarter in support of ABM upgrades and infrastructure systems development, as well as the Liberty Mutual acquisition. This expense growth is expected to moderate in future quarters.

        "TD Canada Trust's priorities in 2005 are to attract personal banking customers and grow underrepresented businesses including insurance, small business and commercial banking, while continuing to enhance customer service, and manage expenses effectively," said Clark.

Wealth Management

        The Bank's Wealth Management business delivered reasonable earnings in the fourth quarter. TD Mutual Funds generated strong sales of long term funds and finished the year with record earnings. Discount brokerage volumes were lower in the fourth quarter than in the first half of the year, in light of softer financial markets.

        "On balance, Wealth Management had a very good year and as a result, we have accelerated our infrastructure investment aimed at enhancing our customer service delivery capabilities," said Clark.

        Assets under administration grew by $20 billion in 2004 to stand at $279 billion at the end of the fourth quarter. The growth is attributable to the addition of new assets in discount brokerage and the advice-based businesses.

        "Our Wealth Management businesses truly demonstrated excellent execution this year, generating strong results in the face of uncertain markets. The focus in 2005 will be on attracting new customers and growing assets, particularly in the advice-based businesses," said Clark.

Wholesale Banking

        Wholesale Banking delivered solid results in the fourth quarter. Fourth quarter net income was the same as last year but it was achieved with lower capital, pushing up the return on invested capital.

        Core revenues from TD Securities softened in the quarter, in line with weaker capital markets. The quarter was particularly challenging for trading related businesses on both the interest rate and equity fronts. Demand for corporate loans also remained sluggish.

        "Despite weaker capital markets, Wholesale Banking still managed to generate reasonable net income this quarter and an attractive return on invested capital," said Clark. "As expected, the exceptionally strong pace of the first two quarters wasn't sustainable, but on balance this was an excellent year for Wholesale Banking."

        "Growing and deepening client relationships, expanding our product offerings, and operating with excellence are our priorities for Wholesale Banking in 2005," said Clark. "We expect this to position Wholesale Banking well to continue delivering a strong return on invested capital."

Corporate

        The Corporate segment released the remaining $101 million after tax ($155 million pre-tax) of sectoral provisions in the fourth quarter following a review of the adequacy of the overall reserves. The Bank has identified specific allowances and no longer requires sectoral allowances.

CONCLUSION

        "Strong earnings from our three businesses, coupled with a disciplined approach to capital, give us an opportunity to invest where we see opportunity for growth," said Clark. "With limited opportunities for domestic expansion through deals such as the acquisition of 57 Laurentian branches and the Liberty Mutual insurance business, we needed to identify outlets for excess capital that make strategic sense. We found that in Banknorth." The Bank hopes to receive regulatory and shareholder approval and close this deal in early 2005.

Forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC, including the Bank's 2003 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions, including the acquisition of a 51% interest in Banknorth Group, Inc.; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 32 of the Bank's 2003 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 13 to 16 of this Fourth Quarter News Release. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. Previously the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings, beginning in 2003, was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure.

        The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages the businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this release are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of earnings before amortization of intangibles to reported results (unaudited)

	For the three months ended				For the twelve months ended
	Oct. 31 2004		Oct. 31 2003		Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Net interest income		$1,475		$1,379	$5,943	$5,616
Provision for (reversal of) credit losses		(73)		(83)	(386)	186
Other income		1,118		1,094	4,883	4,424
Non-interest expenses		1,762		1,785	7,381	7,592

Income before provision for income taxes and non-controlling interest		904		771	3,831	2,262
Provision for income taxes		177		135	952	603
Non-controlling interest		23		23	92	92

Net income before amortization of intangibles and preferred dividends		$704		$613	$2,787	$1,567
Amortization of intangibles, net of income taxes		92		112	477	491

Net income		$612		$501	$2,310	$1,076
Preferred dividends		17		21	78	87

Net income applicable to common shares — reported basis		$595		$480	$2,232	$989

	(Canadian dollars)
Basic net income per common share — reported basis	$	..91	$	..74	$3.41	$1.52
Diluted net income per common share — reported basis		.90		.73	3.39	1.51
Basic net income per common share — before amortization of intangibles		1.05		.91	4.14	2.28
Diluted net income per common share — before amortization of intangibles		1.04		.90	4.11	2.26

Certain comparative amounts have been reclassified to conform with current period presentation.

Net Income

        Reported net income was $612 million for the fourth quarter, compared with $501 million in the same quarter last year. Reported basic earnings per share were $.91, compared with $.74 in the same quarter last year. Reported diluted earnings per share were $.90 for the quarter, compared with $.73 in the same quarter last year. Reported return on total common equity, on an annualized basis was 19.1% for the quarter compared with 16.7% last year.

        Net income before amortization of intangibles for the fourth quarter was $704 million, compared with $613 million for the same quarter last year. Basic earnings per share before amortization of intangibles were $1.05, compared with $.91 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $1.04 for the quarter, compared with $.90 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 22.1% for the quarter compared with 20.6% last year.

Economic Profit and Return on Invested Capital

        The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less preferred dividends and a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles less preferred dividends, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's economic profit, return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit (loss), return on invested capital and net income before amortization of intangibles

	For the three months ended		For the twelve months ended
	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Average common equity	$12,392	$11,396	$12,050	$11,396
Average cumulative amount of goodwill/intangible amortization, net of income taxes	2,991	2,504	2,834	2,396

Average invested capital	$15,383	$13,900	$14,884	$13,792
Rate charged for invested capital	10.7%	10.9%	10.7%	10.9%

Charge for invested capita1[1]	(413)	(382)	(1,593)	(1,530)
Net income before amortization of intangibles less preferred dividends	687	592	2,709	1,480

Economic profit (loss)[1]	$274	$210	$1,116	$(50)

Return on invested capita1[1]	17.8%	16.9%	18.2%	10.5%

Return on total common equity — reported basis	19.1%	16.7%	18.5%	8.7%

1
Includes a charge of $26 million after-tax for the past amortization of goodwill that became impaired during the second quarter of 2003.

Net Interest Income

        Net interest income on a reported basis was $1,475 million this quarter, an increase of $96 million from the same quarter last year. The increase related primarily to Personal and Commercial Banking, due to volume growth in real estate secured lending along with small business and core deposits, partially offset by lower margins. Net interest income in Wealth Management also increased due to higher margin lending and higher spreads on loans and deposits in Wealth Management's Discount Brokerage business.

        Beginning in fiscal 2004, the Bank no longer discusses net interest income on a taxable equivalent basis (TEB) at the total Bank level, as it is not useful at that level. However, on a segmented basis, the Bank continues to report net interest income on a TEB. For further details, see the introductory discussion in the Bank's Management's Discussion and Analysis of TD's Businesses on page 9.

Other Income

        Other income on a reported basis was $1,118 million for the quarter, an increase of $24 million from the same quarter last year.

        Insurance revenues increased by $56 million compared with the same quarter last year, due to the acquisition of business from Liberty Mutual Group, organic volume growth and lower claims. However, income from card services decreased by $27 million due to adjustments from credit card customer reward programs.

        Mutual fund management fees increased by $9 million due to higher assets under management relating to higher sales volumes. Full service brokerage and certain other securities services revenues increased by $15 million from the same period in the prior year due to increased business volumes. However, self-directed brokerage revenues decreased $75 million compared with the same quarter a year ago due to lower trading volumes. Average trades per day decreased 25% to 83,000 from 111,000 a year ago.

        The investment securities portfolio realized net gains of $44 million this quarter compared with $23 million in the same quarter last year. The improvement is largely a result of stronger market conditions resulting in improved exit opportunities for the Bank's private and public equity portfolios. Gains or losses on derivative and loan sales in the non-core lending portfolio improved from a $19 million loss last year to a $19 million gain this quarter, a result of improved credit conditions which have resulted in higher market valuations of the derivatives and loans sold during the quarter. However, trading income reported in other income decreased by $53 million compared with the same quarter last year, largely as a result of reduced trading revenue in the equity businesses. Trading-related income (which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) also decreased by $82 million. This was primarily a result of weaker results in the equity, and interest rate and credit portfolios. The Bank also recognized $17 million of losses, net of accrual costs, in the fourth quarter related to derivatives not afforded hedge accounting subsequent to the adoption of the new hedging relationships guideline at the beginning of fiscal 2004.

        Also, non-trading foreign exchange income improved from a loss of $31 million in the fourth quarter 2003 to a gain of $45 million this quarter. The loss in the prior year was the result of the Bank resolving a previously unhedged non-trading U.S. dollar exposure arising from its U.S. dollar Visa business.

Non-Interest Expenses

        Expenses before amortization of intangibles for the quarter decreased by $23 million to $1,762 million from the same quarter last year. The decrease in expenses this year is primarily attributable to lower severance costs, lower variable compensation expenses in Wholesale Banking and higher expenses in the same quarter last year due to charges related to systems write-offs, real estate downsizing and legal provisions in the non-core portfolio. The decrease was partially offset by contingent litigation reserves of $54 million and increases in expenses in Personal and Commercial Banking and Wealth Management. Personal and Commercial Banking expenses increased due to the Liberty Mutual and Laurentian branch acquisitions, higher insurance business volumes and the upgrading of the Bank's automated banking machines through an outsourcing arrangement. Expenses in Wealth Management increased mainly due to increased mutual fund trailer payments due to higher assets under management, increases in sales commissions reflecting business growth, and increased investment in technology, hiring of sales staff and marketing costs.

        The Bank's efficiency ratio before amortization of intangibles improved to 67.9% in the current quarter from 72.2% in the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 58.2% this quarter, unchanged from a year ago. On a reported basis, the Bank's overall efficiency ratio improved to 73.4% from 79.3% in the same quarter a year ago.

Taxes

        On a reported basis, the Bank's effective tax rate was 16.7% for the fourth quarter, compared with 12.1% in the same quarter a year ago. The Bank's effective tax rate based on earnings before amortization of intangibles was 19.6% for the quarter compared with 17.5% a year ago. The change in the effective tax rates is due to a change in the Bank's business mix.

Balance Sheet

        Total assets were $311 billion at the end of the fourth quarter 2004, $37 billion higher than October 31, 2003. Increased positions in securities and securities purchased under resale agreements represented $19 billion and $4 billion of the increase, respectively. Also, as compared with last year, personal loans, including securitizations, increased by $7 billion to reach $56 billion due to growth in real estate secured lending. At the end of the year, residential mortgages, including securitizations, increased by $1 billion to reach $64 billion as compared with last year. Bank-originated securitized assets not included on the balance sheet amounted to $20 billion, compared with $19 billion last year.

        Wholesale deposits increased by $14 billion and securities sold short or under repurchase agreements increased by $4 billion as compared with October 31, 2003. Personal non-term deposits increased by $6 billion while personal term deposits remained relatively unchanged.

        The Bank also enters into structured transactions on behalf of clients which results in assets being recorded on the Bank's Consolidated Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2004, assets under such arrangements amounted to $14 billion, compared with $13 billion last year end. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at October 31, 2004, compared with $6 billion as at October 31, 2003. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses

        During the fourth quarter 2004, the Bank recorded a $73 million reversal of credit losses, compared with a reversal of credit losses of $83 million in the same quarter last year. The Bank released $155 million of sectorals during the quarter, resulting in a nil ending balance. Conditions in the lending business have continued to improve from those at the time that the Bank took the sectorals. As a result of these conditions and reduced exposures, the portfolio is at a point where the Bank has identified specific allowances and no longer requires sectoral allowances. The reversal of credit losses for the quarter was somewhat offset by provisions for credit losses in the normal course of business.

Interest Rate Risk

        The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2004, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $124 million after-tax.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress scenarios with a base case that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is total liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As at October 31, 2004, the Bank's consolidated surplus liquid asset position up to 90 days was $18.8 billion, compared with a surplus liquid asset position of $8.7 billion on October 31, 2003. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter general market risk VaR usage for the three and twelve months ended October 31, 2004, as well as for the fiscal 2003 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three and twelve months ended October 31, 2004, daily net trading revenues were positive for 84.6% and 89.3% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of the Bank's trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended	For the three months ended	For the twelve months ended	For the twelve months ended
	Oct. 31, 2004 As at	Oct. 31, 2004 Average	Oct. 31, 2004 Average	Oct. 31, 2003 Average
	(millions of Canadian dollars)
Interest rate risk	$(8.0)	$(8.7)	$(9.1)	$(17.0)
Equity risk	(4.2)	(3.9)	(5.3)	(6.8)
Foreign exchange risk	(2.6)	(2.4)	(2.6)	(2.9)
Commodity risk	(.8)	(.6)	(.8)	(.9)
Diversification effect	7.8	7.4	6.9	10.2

General Market Value at Risk	$(7.8)	$(8.2)	$(10.9)	$(17.4)

Capital

        As at October 31, 2004, the Bank's Tier 1 capital ratio was 12.6%, compared with 10.5% at October 31, 2003. Risk-weighted assets decreased by $8 billion compared with October 31, 2003, principally from reductions in risk-weighted assets from market risk. Effective February 1, 2004, the Office of the Superintendent of Financial Institutions approved phased implementation of the Bank's Interest Rate Specific VaR model for the calculation of regulatory capital. This replaces the Bank for International Settlements' standardized model approach. Interest Rate Specific VaR is a measure of the potential loss associated with trading positions due to a credit rating change or credit default. Tier 1 capital increased by $1 billion compared with October 31, 2003 including an increase of $174 million from the Dividend Reinvestment Plan. Strong internal generation of capital more than offset the repurchase of common shares during the 12 month period at a cost of $350 million, and the redemption and cancellation of $225 million in outstanding Class A First Preferred Shares, Series H.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES

        For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking, and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking, and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section in the Bank's Management's Discussion and Analysis of Operating Performance on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 4 in the Bank's Management's Discussion and Analysis of Operating Performance.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions.

Personal and Commercial Banking

        Personal and Commercial Banking recorded its eighth consecutive quarter of double-digit earnings growth. Strong revenue growth along with a sharp decline in the provision for credit losses offset higher expenses. Net income of $390 million before amortization of intangibles for the fourth quarter increased by $63 million or 19% from the prior year. Return on invested capital increased from 19% last year to 21% this quarter and economic profit grew by $53 million or 32% over last year.

        Revenue grew by $124 million or 8% over last year. The acquisition of insurance business from Liberty Mutual Group and branches from Laurentian Bank contributed $50 million to revenue growth. The main contributors to organic revenue growth were strong volumes in insurance, core deposits, real estate secured lending, small business deposits and branch mutual fund sales, as well as improved insurance loss rates. These areas of growth were partly offset by lower margins and adjustments for credit card customer reward programs.

        As compared with the same quarter last year (before the impact of the Laurentian branch acquisition), real estate secured lending volume (including securitizations) grew by $10 billion or 10%, credit card volume grew by $200 million or 6% and personal deposit volume grew $3 billion or 4%. Business deposits grew by $3 billion or 11% and originated gross insurance premiums grew by $49 million or 14% (before the impact of the acquisition from Liberty Mutual). Personal loans declined by $300 million or 2% and business loans and acceptances declined by $550 million or 3%. The Laurentian branch acquisition added $2 billion of lending volume and $2 billion of deposit volume. As of August 2004, personal market share (loans, deposits and mutual funds) was 21.0% down .06% from last year. Absent the branch acquisition, market share would have declined by .37%. Customer satisfaction as measured by the retail branch Customer Satisfaction Index was 86.9%; an improvement of .2% compared with the prior quarter and up 1.2% compared with the prior year.

        Margin on average earning assets decreased from 3.18% last year to 3.05% due to a combination of competitive pricing, increased volume of lower margin real estate secured lending and the impact of the low interest rate environment on deposit margins. Margin improved by .02% over last quarter as a result of improved deposit margins and lower mortgage prepayment costs.

        Provision for credit losses (PCL) for the quarter decreased by $40 million or 31% compared with last year. Commercial and small business PCL was low this quarter at $7 million down $22 million from last year. Personal PCL of $81 million was $18 million lower than last year on improved delinquency rates. Annualized PCL as a percent of lending volume continued at a cyclically low rate of .25% down from .39% last year.

        Expenses before amortization of intangibles increased by $71 million or 8% compared with last year. The insurance and branch acquisitions accounted for $35 million or half of the expense growth. Higher business volumes in the insurance business and the upgrading of the Bank's automated banking machines through an outsourcing arrangement also contributed to the increase in expenses. Offsetting these factors were higher severance and Wal-Mart in-store branch closure costs in the prior year. During the quarter, expense synergies were realized from the Laurentian branch integration that was completed in July. Growth in the insurance business, including the Liberty acquisition, added 948 full time equivalent (FTE) to staffing levels from last year. Base staffing levels were down 241 FTE from last year. The efficiency ratio at 58.2% this quarter is unchanged from last year.

        The outlook is for revenue growth to slow somewhat from the 8% rate this quarter although net interest margins are expected to remain stable in the short term based on an upward trend in short term interest rates. Expense growth is also expected to moderate. Credit losses are at cyclically low rates and are not expected to improve further. While the 19% earnings growth achieved this quarter is likely not sustainable going forward, Personal and Commercial Banking's goal is to continue to deliver consistent double-digit earnings growth over time.

Wholesale Banking

        Net income was $126 million in the fourth quarter, the same as the fourth quarter of last year. The return on invested capital for the quarter was 21% compared with 19% in the same quarter of last year. Economic profit for the quarter was $46 million compared with $39 million in the same quarter last year.

        Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $468 million, compared with revenue of $501 million in the same quarter of last year. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services were lower than last year as trading revenue declined in Wholesale Banking's debt and equity trading businesses. Revenue from the equity investment portfolios was fairly stable this quarter relative to the same quarter last year. Fees from lending revenues were marginally lower due to reductions in credit exposure.

        Provisions for credit losses were $12 million in the quarter, an increase of $4 million from $8 million in the fourth quarter 2003. Provisions for credit losses in the Wholesale Banking segment were modified in the first quarter 2004 and reclassified on a retroactive basis to include the cost of credit protection incurred in hedging the lending portfolio. The provision for credit losses of $12 million is attributed solely to costs of credit protection. The credit quality of the portfolio remains strong as there have been no credit losses in the core lending portfolio in Wholesale Banking since the fourth quarter of 2002.

        Wholesale Banking holds $4.5 billion in notional credit default swap protection, a decrease of $.5 billion from the end of last quarter. The decrease is largely a result of the impact of the strengthening of the Canadian dollar relative to the U.S. dollar. Wholesale Banking continues to proactively manage its credit risk and has achieved a significantly improved risk profile. The cost of credit protection included in this segment represents the accrual cost of this protection. The change in market value of this protection, in excess of the accrual cost, is reported in the Corporate segment.

        Risk-weighted assets (RWA) of the Wholesale Banking segment were $30 billion this quarter, a decrease of $2 billion compared with last quarter and a decrease of $10 billion compared with last year. The reduction compared with last year is a result of a decrease in both market and credit risk. The market risk RWA reduction reflects the impact of implementing the new Interest Rate Specific VaR model for the trading businesses, while the reduction in credit risk RWA is largely a result of a decline in the size of the lending portfolio.

        Expenses were $261 million, a decrease of $62 million from $323 million last year. This is largely a result of lower variable compensation due to weaker performance in the capital markets businesses and lower severance costs.

        This was a solid quarter for Wholesale Banking, contributing to a very strong year. In 2005, Wholesale Banking will continue to focus on growing and deepening client relationships, expanding its product and service suite and operating with excellence. The segment is expected to deliver a strong return on invested capital in 2005 and it is expected to continue to provide a strong contribution to the Bank's economic profit.

Wealth Management

        Wealth Management's net income before amortization of intangibles for the fourth quarter 2004 was $67 million, a decline of $37 million from the same quarter last year. The return on invested capital for the quarter was 9%, a decrease of 5% from the same quarter last year. The economic loss for the quarter was $18 million, a decrease of $34 million over the fourth quarter of 2003.

        Total revenue decreased $30 million from the prior year to $603 million due to a 25% decline in Discount Brokerage trades per day to 83,000 and the negative impact on U.S. revenues of the higher Canadian dollar. These decreases were partially offset by higher interest revenue resulting from an increase in Discount Brokerage margin loans, higher Mutual Fund management fees due to 12% growth in Mutual Fund assets under management and increases in Investment Advice and Financial Planning as assets under administration continue to grow.

        Expenses before the amortization of intangibles were $502 million in the fourth quarter, an increase of $29 million from the same quarter in 2003. The increase resulted from higher trailer payments to sellers of TD Mutual Funds with the growth in assets under management and higher sales force compensation in Investment Advice and Financial Planning resulting from the growth in revenue in those businesses. Expenses also reflect a higher level of investment in technology, hiring of sales staff and marketing costs.

        Assets under management of $124 billion at October 31, 2004 increased $11 billion from October 31, 2003 due to strong sales of mutual funds and growth in institutional assets. Assets under administration totaled $279 billion at the end of the fourth quarter, increasing $20 billion from October 31, 2003 due to the addition of new assets in Discount Brokerage, Investment Advice and Financial Planning.

        In 2005, the Bank believes Wealth Management is well positioned to continue to increase both its assets under management and administration as a result of the investments made in 2004 in its advice-based and asset management businesses.

Corporate

        During the current quarter, the Corporate segment reported net income of $121 million. The results include income relating to a $155 million ($101 million after-tax) sectoral allowance release and $34 million ($23 million after-tax) of additional income in the non-core lending portfolio. In addition, the Corporate segment reported interest on income tax refunds of $28 million ($18 million after-tax). This was partially offset by contingent litigation reserves of $54 million ($37 million after-tax). Several actions are pending and given the litigious environment the Bank has accrued for the most likely amounts that may be expended, including legal costs to defend the Bank's positions. Corporate also recorded a loss of $17 million ($11 million after-tax) relating to the impact of the hedging relationship guideline and costs associated with treasury activities and net unallocated revenues, expenses and taxes.

Results by business segment

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and twelve months ended October 31, 2004 and October 31, 2003 are presented in the following tables.

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the three months ended	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Net interest income	$1,100	$1,024	$353	$351	$134	$117	$(112)	$(113)	$1,475	$1,379
Provision for (reversal of) credit losses	88	128	12	8	—	—	(173)	(219)	(73)	(83)
Other income	523	475	115	150	469	516	11	(47)	1,118	1,094
Non-interest expenses before amortization of intangibles	944	873	261	323	502	473	55	116	1,762	1,785

Income before provision for (benefit of) income taxes and non-controlling interest	591	498	195	170	101	160	17	(57)	904	771
Provision for (benefit of) income taxes	201	171	69	44	34	56	(127)	(136)	177	135
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	23	23	23	23

Net income — before amortization of intangibles	$390	$327	$126	$126	$67	$104	$121	$56	$704	$613

Amortization of intangibles, net of income taxes									92	112

Net income — reported basis									$612	$501

Total assets (billions of Canadian dollars)
— balance sheet	$123.2	$115.7	$148.1	$123.4	$24.9	$21.1	$14.8	$13.3	$311.0	$273.5
— securitized	29.9	26.8	—	.1	—	—	(9.7)	(8.1)	20.2	18.8

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the twelve months ended	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Net interest income	$4,191	$4,086	$1,600	$1,355	$508	$431	$(356)	$(256)	$5,943	$5,616
Provision for (reversal of) credit losses	373	460	41	15	—	—	(800)	(289)	(386)	186
Other income	2,066	1,803	615	701	2,098	1,873	104	47	4,883	4,424
Non-interest expenses before amortization of intangibles	3,650	3,463	1,289	1,689	2,047	2,234	395	206	7,381	7,592

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	2,234	1,966	885	352	559	70	153	(126)	3,831	2,262
Provision for (benefit of) income taxes	747	689	278	92	191	145	(264)	(323)	952	603
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	92	92	92	92

Net income (loss) — before amortization of intangibles	$1,487	$1,277	$607	$260	$368	$(75)	$325	$105	$2,787	$1,567

Amortization of intangibles, net of income taxes									477	491

Net income — reported basis									$2,310	$1,076

1
The Wholesale Banking and Corporate segment results have been restated to reflect the transfer of the non-core lending portfolio to the Corporate segment.

2
The taxable equivalent basis adjustment reflected in the Wholesale Banking segment's results is eliminated in the Corporate segment.

CONSOLIDATED BALANCE SHEET

(unaudited)

	As at
	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Assets
Cash and non-interest-bearing deposits with other banks	$1,404	$1,468
Interest-bearing deposits with other banks	7,634	6,251

	9,038	7,719

Securities
Investment	31,387	24,775
Trading	66,893	54,890

	98,280	79,665

Securities purchased under resale agreements	21,888	17,475

Loans
Residential mortgages	51,420	52,566
Consumer instalment and other personal	48,857	41,065
Credit card	2,566	2,120
Business and government	22,264	24,319

	125,107	120,070
Allowance for credit losses	(1,183)	(2,012)

Loans (net of allowance for credit losses)	123,924	118,058

Other
Customers' liability under acceptances	5,507	6,645
Trading derivatives' market revaluation	33,697	28,451
Goodwill	2,225	2,263
Intangible assets	2,144	2,737
Land, buildings and equipment	1,330	1,417
Other assets	12,994	9,102

	57,897	50,615

Total assets	$311,027	$273,532

Liabilities
Deposits
Personal	$111,360	$105,996
Banks	11,459	11,958
Business and government	84,074	64,926

	206,893	182,880

Other
Acceptances	5,507	6,645
Obligations related to securities sold short	17,671	15,346
Obligations related to securities sold under repurchase agreements	9,846	7,845
Trading derivatives' market revaluation	33,873	28,000
Other liabilities	16,365	12,568

	83,262	70,404

Subordinated notes and debentures	5,644	5,887

Non-controlling interest in subsidiaries	1,250	1,250

Shareholders' equity
Capital stock
Preferred	1,310	1,535
Common (millions of shares issued and outstanding 655.9 in Q4, 2004 and 656.3 in Q4, 2003)	3,373	3,179
Contributed surplus	20	9
Foreign currency translation adjustments	(265)	(130)
Retained earnings	9,540	8,518

	13,978	13,111

Total liabilities and shareholders' equity	$311,027	$273,532

Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

	For the three months ended		For the twelve months ended
	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Interest income
Loans	$1,767	$1,749	$6,958	$7,542
Securities
Dividends	230	182	859	721
Interest	649	657	2,798	2,727
Deposits with banks	156	71	517	212

	2,802	2,659	11,132	11,202

Interest expense
Deposits	1,009	962	3,853	4,202
Subordinated notes and debentures	78	94	312	259
Other obligations	240	224	1,024	1,125

	1,327	1,280	5,189	5,586

Net interest income	1,475	1,379	5,943	5,616
Provision for (reversal of) credit losses	(73)	(83)	(386)	186

Net interest income after provision for (reversal of) credit losses	1,548	1,462	6,329	5,430

Other income
Investment and securities services	511	567	2,296	2,132
Credit fees	80	84	343	415
Net investment securities gains	44	23	192	23
Trading income (loss)	(75)	(22)	(153)	104
Service charges	170	165	673	641
Loan securitizations	82	89	390	250
Card services	20	47	172	252
Insurance, net of claims	175	119	593	420
Trust fees	18	15	78	70
Write down of investment in joint ventures	—	—	—	(39)
Other	93	7	299	156

	1,118	1,094	4,883	4,424

Net interest and other income	2,666	2,556	11,212	9,854

Non-interest expenses
Salaries and employee benefits	909	941	3,780	3,758
Occupancy including depreciation	157	173	612	656
Equipment including depreciation	161	177	562	650
Goodwill impairment	—	—	—	624
Amortization of intangible assets	142	175	626	772
Restructuring costs (reversal)	—	—	(7)	92
Marketing and business development	88	78	384	348
Brokerage related fees	49	57	228	229
Professional and advisory services	144	123	446	372
Communications	53	52	207	208
Other	201	184	1,169	655

	1,904	1,960	8,007	8,364

Income before provision for income taxes	762	596	3,205	1,490
Provision for income taxes	127	72	803	322

Income before non-controlling interest in subsidiaries	635	524	2,402	1,168
Non-controlling interest in net income of subsidiaries	23	23	92	92

Net income	612	501	2,310	1,076
Preferred dividends	17	21	78	87

Net income applicable to common shares	$595	$480	$2,232	$989

Average number of common shares outstanding (millions)
Basic	653.5	653.8	654.5	649.8
Diluted	658.2	658.3	659.4	653.9
Earnings per common share
Basic	$.91	$.74	$3.41	$1.52
Diluted	.90	.73	3.39	1.51

Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	For the twelve months ended
	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Preferred shares
Balance at beginning of period	$1,535	$1,485
Proceeds from share issues	—	550
Translation adjustment on shares issued in a foreign currency	—	(23)
Share redemptions	(225)	(477)

Balance at end of period	1,310	1,535

Common shares
Balance at beginning of period	3,179	2,846
Proceeds from shares issued on exercise of options	99	47
Proceeds from shares issued as a result of dividend reinvestment plan	174	286
Impact of shares (acquired) sold in Wholesale Banking	(41)	—
Repurchase of common shares	(38)	—

Balance at end of period	3,373	3,179

Contributed surplus
Balance at beginning of period	9	—
Stock option expense	11	9

Balance at end of period	20	9

Foreign currency translation adjustments
Balance at beginning of period	(130)	418
Foreign exchange gains (losses) from investments in subsidiaries and other items	(739)	(1,595)
Foreign exchange gains (losses) from hedging activities	1,004	1,528
(Provision for) benefit of income taxes	(400)	(481)

Balance at end of period	(265)	(130)

Retained earnings
Balance at beginning of period	8,518	8,292
Net income	2,310	1,076
Preferred dividends	(78)	(87)
Common dividends	(890)	(754)
Termination of equity based compensation plan	(24)	—
Premium paid on repurchase of common shares	(312)	—
Other	16	(9)

Balance at end of period	9,540	8,518

Total common equity	12,668	11,576

Total shareholders' equity	$13,978	$13,111

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	For the three months ended		For the twelve months ended
	Oct. 31 2004	Oct. 31 2003	Oct. 31 2004	Oct. 31 2003
	(millions of Canadian dollars)
Cash flows from (used in) operating activities
Net income	$612	$501	$2,310	$1,076
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	(73)	(83)	(386)	186
Depreciation	83	91	294	318
Goodwill impairment	—	—	—	624
Amortization of intangible assets	142	175	626	772
Restructuring costs (reversal)	—	—	(7)	98
Stock option expense	3	2	11	9
Write down of investment in joint ventures	—	—	—	39
Net investment securities gains	(44)	(23)	(192)	(23)
Changes in operating assets and liabilities
Future income taxes	276	81	128	(74)
Current income taxes payable	231	66	(440)	669
Interest receivable and payable	11	18	(141)	145
Trading securities	809	10,110	(12,003)	(1,495)
Unrealized gains and amounts receivable on derivatives contracts	(7,534)	(684)	(5,246)	(2,712)
Unrealized losses and amounts payable on derivatives contracts	7,317	591	5,873	2,046
Other	(423)	(238)	243	3,475

Net cash from (used in) operating activities	1,410	10,607	(8,930)	5,153

Cash flows from (used in) financing activities
Deposits	(4,611)	(15,748)	24,013	(6,310)
Securities sold under repurchase agreements	(1,088)	(5,975)	2,001	(810)
Securities sold short	(1,742)	(4,337)	2,325	(1,712)
Issuance of subordinated notes and debentures	3	999	3	1,904
Repayment of subordinated notes and debentures	(1)	(208)	(158)	(218)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	40	—	(26)	—
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(69)	(47)	(62)	(142)
Common shares issued on exercise of options	17	19	99	47
Common shares issued as a result of dividend reinvestment plan	78	82	174	286
Common shares (acquired) sold in Wholesale Banking	33	—	(41)	—
Repurchase of common shares	—	—	(350)	—
Preferred shares (acquired) sold in Wholesale Banking	1	—	—	—
Issuance of preferred shares	—	—	—	550
Redemption of preferred shares	—	—	(225)	(477)
Dividends paid on — preferred shares	(17)	(21)	(78)	(87)
— common shares	(235)	(209)	(890)	(754)
Other	—	(23)	—	(23)

Net cash from (used in) financing activities	(7,591)	(25,468)	26,785	(7,746)

Cash flows from (used in) investing activities
Interest-bearing deposits with other banks	766	14	(1,383)	(1,615)
Activity in investment securities
Purchases	(3,963)	(6,613)	(30,877)	(25,199)
Proceeds from maturities	1,768	3,792	4,688	9,110
Proceeds from sales	4,505	6,428	19,769	20,139
Activity from lending activities
Origination and acquisitions	(13,755)	(24,813)	(77,827)	(143,064)
Proceeds from maturities	10,756	24,770	63,457	138,126
Proceeds from sales	280	895	3,326	1,694
Proceeds from loan securitizations	2,090	1,251	5,564	7,627
Land, buildings and equipment	(192)	(65)	(207)	(101)
Securities purchased under resale agreements	3,513	9,168	(4,413)	(4,415)

Net cash from (used in) investing activities	5,768	14,827	(17,903)	2,302

Effect of exchange rate changes on cash and cash equivalents	(19)	(46)	(16)	(143)

Net changes in cash and cash equivalents	(432)	(80)	(64)	(434)
Cash and cash equivalents at beginning of period	1,836	1,548	1,468	1,902

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,404	$1,468	$1,404	$1,468

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,264	$1,392	$5,298	$5,861
Amount of income taxes paid during the period	25	101	1,509	306
Dividends per common share	$.36	$.32	$1.36	$1.16

Certain comparative amounts have been reclassified to conform with current period presentation.

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
Call the Shareholders Relations department at (416) 944-6367 or toll free at 1-866-756-8936 or e-mail tdshinfo@td.com.
Shareholder information is also available by calling toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783).
In Toronto, call:
(416) 982-NEWS [(416) 982-6397].

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-222-3456
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Wednesday, March 23, 2005
Chateau Laurier, Ottawa, Ontario

Online Investor Presentation: A presentation to investors and analysts (available on November 24) is accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

The annual report will be available after December 13 at www.td.com/investor/annual_report.jsp.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on November 24, 2004 at 3:00 p.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from November 25, 2004 to December 25, 2004. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1971, passcode 21100032 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets as at October 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
Neil Parmenter, Senior Manager, External Communications (416) 308-0836

Thursday, November 24, 2004

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

        TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of thirty-six cents (36¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2005, payable on and after January 31, 2005 to shareholders of record at the close of business on December 16, 2004.

        In lieu of receiving their dividends in cash, holders of TD Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

        Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury at a 1% discount from the Average Market Price (as defined in the Plan).

        Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

        In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on December 16, 2004. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

        The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2005 to shareholders of record at the close of business on January 10, 2005:

  •
  Series I, in an amount per share of $0.01;

  •
  Series J, in an amount per share of $0.31875;

  •
  Series M, in an amount per share of $0.29375; and

  •
  Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-6367 Toll free 1-866-756-8936
Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

QuickLinks

SIGNATURES
  ANNUAL HIGHLIGHTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF OPERATIONS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENT OF CASH FLOWS